March 26, 2020

Jianxin Zhang
Chief Executive Officer
China Liberal Education Holdings Limited
Huateng Century Park Headquarters
Building A, Level 2
Beijing, PRC

       Re: China Liberal Education Holdings Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed on March 20, 2020
           File No. 333-233016

Dear Mr. Zhang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Capitalization, page 38

1. We note your disclosure that pro forma as adjusted reflects the sale of 1,333,333 ordinary shares at an assumed initial offering price of $6.00 after deducting the estimated underwriting discounts and estimated offering expenses, assuming the Underwriter's over-
       allotment option has not been exercised. You further disclose that you estimate such net proceeds to be $6,159,445. Please tell us how you calculated the pro forma as adjusted total equity of $11,953,941 as it appears to be inconsistent with the actual total equity of
       $4,941,167 adjusted for the estimated net proceeds of $6,159,445.
2. It appears that the disclosure of 6,166,667 ordinary shares issued and outstanding pro forma is inconsistent with the 5,000,000 ordinary shares issued and outstanding at June
 Jianxin Zhang
China Liberal Education Holdings Limited
March 26, 2020
Page 2
         30, 2019 adjusted for the 1,333,333 shares expected to be sold in the offering. Please clarify or revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
40

3. We note your disclosure that "[y]our revenues from January 1, 2020 to date were below expectations by approximately 32% primarily due to the COVID-19 situation" and "[y]our revenues from providing smart campus related technological consulting service from
         January 1, 2020 to date were below expectations by approximately 26%." Because investors do not know your expected revenue for this period, please revise to present the impact based on your historical financial performance. In this regard, please discuss how
         COVID-19 has impacted operations as compared to prior financial periods. Please refer to
         CF Disclosure Guidance: Topic No. 9 (March 25, 2020). As a related matter, please also discuss the impact of COVID-19 on other income statement financial measures, such as cost of revenue or net income, to provide additional context for investors. In this regard, a single financial measure, such as revenue, may be considered an incomplete picture of your results of operation or financial condition.
       You may contact Angela Lumley at 202-551-3398 or Keira Nakada at 202-551-3659 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez at 202-551-3792 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJianxin Zhang                      Sincerely,
Comapany NameChina Liberal Education Holdings Limited
                                                     Division of Corporation
Finance
March 26, 2020 Page 2                                Office of Trade & Services
FirstName LastName